Mail Stop 4561

March 13, 2007

Mr. Roland Vetter
President and Chief Financial Officer
International Gold Resources, Inc.
15321 Main Street NE 152
Duvall, WA 98019

     Re: International Gold Resources, Inc.
             Forms 10-KSB for Fiscal Years Ended October 31, 2004 and 2005
             Filed February 11, 2005 and February 10, 2006
             Form 8-K/A
             Filed November 2, 2005
             File No. 0-50103

Dear Mr. Vetter:

     We have completed our review of your Forms 10-KSB and related filings and do not, at this time, have any further comments.

             Sincerely,

             Steven Jacobs
             Associate Chief Accountant